UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13A-16 OR 15D-16 UNDER THE SECURITIES
EXCHANGE ACT OF 1934

For the month of August 2009

Commission File Number:  001-33179

AEGEAN MARINE PETROLEUM NETWORK INC.
(Translation of registrant's name into English)

42 Hatzikyriakou Avenue
Piraeus, Athens 185 38
Greece
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F [ X ]     Form 40-F [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ________.

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ________.

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached as Exhibit 1 is a copy of the press release of Aegean Marine Petroleum Network Inc. (the "Company) issued on August 12, 2009.

Attached as Exhibit 2 is a copy of the Company's interim unaudited consolidated financial statements.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AEGEAN MARINE PETROLEUM NETWORK INC.
(registrant)

Dated: August 12, 2009	By:	/s/ E. Nikolas Tavlarios
	Name:	E. Nikolas Tavlarios
	Title:	President

EXHIBIT 1

CONTACTS:
Aegean Marine Petroleum Network Inc.	Investor Relations:
(212) 763-5665	Leon Berman, Principal
investor@ampni.com	The IGB Group
(212) 477-8438

Aegean Marine Petroleum Network Inc.
Announces Second Quarter 2009 Financial Results

Second Quarter Sales Volumes Increase 21.6%

PIRAEUS, Greece, August 12, 2009 – Aegean Marine Petroleum Network Inc. (NYSE: ANW) today announced financial and operating results for the second quarter ended June 30, 2009.

Second Quarter and Year-to-Date Highlights

•	Increased sales volumes by 21.6% to 1,498,937 metric tons in Q2 2009, compared to 1,232,438 metric tons for Q2 2008.
•	Expanded net revenues to $47.2 million.
•	Recorded operating income of $17.6 million, including a non-recurring gain of $4.2 million on the sale of vessels. Recurring operating income was $13.4 million.
•
Reported net income of $16.3 million, or $0.38 basic and diluted earnings per share.  Net income, excluding the gain on sale of vessels, was $12.1 million, or $0.29 basic and $0.28 diluted earnings per share.

•	Continued expanding global presence and infrastructure:
o	Initiated operations in Trinidad & Tobago.
o	Acquired three double-hull bunkering vessels.

The Company recorded net income of $16.3 million, or $0.38 basic and diluted earnings per share, for the three months ended June 30, 2009. Net income, adjusted for a $4.2 million gain from sale of vessels, was $12.1 million, or $0.29 basic and $0.28 diluted earnings per share.  For purposes of comparison, the Company reported net income of $9.9 million, or $0.23 basic and diluted earnings per share, for the three months ended June 30, 2008. The weighted average basic and diluted shares outstanding for the three months ended June 30, 2009 were 42,576,830 and 42,728,588, respectively. The weighted average basic and diluted shares outstanding for the three months ended June 30, 2008 were 42,495,020 and 42,644,708, respectively.

Total revenues for the three months ended June 30, 2009, decreased by 26.8% to $542.6 million compared to $741.0 million for the same period in 2008. For the three months ended June 30, 2009, sales of marine petroleum products decreased by 27.1% to $538.2 million compared to $738.6 million for the year-earlier period. Net revenue, which equals total revenue less cost of goods sold and cargo transportation expenses, increased 13.2% to $47.2 million in the second quarter of 2009 compared to $41.7 million in the year-earlier period.

Results for the second quarter of 2009 were primarily driven by a 9.2% increase in the gross spread on marine petroleum products to $42.9 million compared to $39.3 million for the same period in 2008.

For the three months ended June 30, 2009, the volume of marine fuel sold increased by 21.6% to 1,498,937 metric tons compared to 1,232,438 metric tons in the year-earlier period, as sales volumes improved in Gibraltar, the U.A.E., and Singapore. Furthermore, results for the second quarter of 2009 included sales volumes from Aegean's new markets in the North America (July 2008) and Trinidad and Tobago (June 2009).  During the three months ended June 30, 2009, the gross spread per metric ton of marine fuel sold decreased to $28.0 per metric ton, compared to $31.7 per metric ton in the year-earlier period.

Recurring operating income for the second quarter of 2009 was $13.4 million, excluding a $4.2 million non-recurring gain on sale of vessels, compared to $12.4 million for the same period in 2008. Operating expenses, excluding the cost of fuel and cargo transportation costs (both of which are included in the calculation of gross spread on marine petroleum products explained above), increased to $33.8 million for the three months ended June 30, 2009 compared to $29.3 million for the same period in 2008.  This increase was principally due to the expanded logistics infrastructure during the second quarter of 2009 compared to the second quarter of 2008.

E. Nikolas Tavlarios, President, commented, "Our strong results for the second quarter demonstrate management's continued success in building a leading brand for the worldwide supply of marine fuel as we remain focused on increasing Aegean's global market share. During the quarter, sales volumes increased 21.6% compared to the year-earlier period despite the challenging economic environment. While we believe market conditions have seen an improvement, we continue to actively manage counterparty risk to best serve shareholders."

Mr. Tavlarios added, "We continued to strengthen our industry leadership during the quarter. Specifically, we drew upon our considerable financial strength to grow our high-quality logistics infrastructure with the acquisition of three double-hull bunkering vessels. We also launched operations in Trinidad and Tobago and expect to enter Tangiers, Morocco in the current quarter, increasing our presence to 14 markets worldwide. By once again expanding our global marine fuel platform, we have significantly enhanced our ability to meet the demand for Aegean's integrated services and increase the Company's earnings power."

For the six months ended June 30, 2009, the Company recorded net income of $20.7 million, or $0.49 basic and diluted earnings per share, compared to net income of $17.4 million, or $0.41 basic and diluted earnings per share, for the year-earlier period. The weighted average basic and diluted shares outstanding for the six month period ended June 30, 2009 were 42,565,254 and 42,565,254, respectively. The weighted average basic and diluted shares outstanding for the six months ended June 30, 2008 were 42,483,292 and 42,629,293, respectively.

Total revenues for the six months ended June 30, 2009 decreased by 28.7% to $908.0 million compared to $1,273.0 million for the same period a year ago. For the six months ended June 30, 2009, sales of marine petroleum products decreased by 29.1% to $899.2 million compared to $1,269.0 million for the same period in 2008. Net revenues for the six months ended June 30, 2009 were $87,728.0 million as compared to $75,002.0 million in the year-earlier period.

Results for the six months ended June 30, 2009 were led by a 10.5% increase in the gross spread on marine petroleum products to $78.4 million compared to $71.0 million for the same period a year ago. For the six months ended June 30, 2009, the volume of marine fuel sold increased 22.5% to 2,808,974 metric tons compared to 2,292,572 metric tons in the year-earlier period. During the six months ended June 30, 2009, the gross spread per metric ton of marine fuel sold decreased by $3.4 to $27.4 per metric ton, compared to $30.8 per metric ton for the same period a year ago.

Operating income for the six months ended June 30, 2009 was $25.9 million compared to $20.9 million for the same period in 2008.

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Liquidity and Capital Resources
As of June 30, 2009, the Company had cash and cash equivalents of $27.3 million and working capital of $191.8 million. Non-cash working capital, or working capital excluding cash and debt, was $204.0 million as of June 30, 2009.

Net cash used in operating activities was $63.5 million for the three months ended June 30, 2009.  Net income, as adjusted for non-cash items, was $15.8 million for the period.

Net cash used in investing activities was $1.3 million for the three months ended June 30, 2009, which was composed of $35.4 million relating to advances paid for both vessels under construction and second-hand acquisitions.   These payments were mostly offset by proceeds received on the disposition of vessels amounting to $34.1 million.

Net cash provided by financing activities was $66.5 million for the three months ended June 30, 2009, driven by both an increase in working capital financing and an increase in long-term debt financing relating to newbuild vessels.

As of June 30, 2009, the Company had approximately $44.8 million in available liquidity to finance working capital requirements, which includes unrestricted cash and cash equivalents and available undrawn amounts under the Company's short-term working capital facilities.  Furthermore, as of June 30, 2009, the Company had funds of approximately $83.6 million available under its secured term loans to finance the construction of its new double-hull bunkering tankers.

Spyros Gianniotis, Chief Financial Officer, stated, "Our operating results for the second quarter of 2009 were led by improved sales volumes in Singapore, the U.A.E., and Gibraltar as well as contributions from new markets. During the quarter, management continued to closely monitor the extension of credit to our customers while maintaining our commitment to growth. Aegean boasts a strong balance sheet, including $290 million in senior secured credit facilities, and is well positioned to take advantage of the positive industry fundamentals and drive future sales volumes."

3

Summary Consolidated Financial and Other Data (Unaudited)

	For the Three Months Ended June 30,		For the Six Months Ended June 30,
	2008	2009	2008	2009

	(in thousands of U.S. dollars, unless otherwise stated)
Income Statement Data:
Sales of marine petroleum products	$738,629	$538,208	$1,269,001	$899,166
Voyage and other revenues	2,390	4,355	4,047	8,819
Total revenues	741,019	542,563	1,273,048	907,985
Cost of marine petroleum products sold	696,152	494,334	1,192,281	818,214
Salaries, wages and related costs	10,368	12,016	18,790	22,493
Depreciation and amortization	3,805	5,204	7,492	10,077
Gain on sale of vessel	-	(4,185)	-	(4,185)
All other operating expenses	18,260	17,581	33,565	34,970
Operating income	12,434	17,613	20,920	25,916
Net financing cost	2,596	2,608	4,829	4,458
FX losses (gains), net	(53)	(1,545)	(1,304)	216
Income taxes	4	228	7	523
Net income	$9,887	$16,322	$17,388	$20,719

Basic earnings per share (U.S. dollars)	$0.23	$0.38	$0.41	$0.49
Diluted earnings per share (U.S. dollars)	$0.23	$0.38	$0.41	$0.49

Other Financial Data:
Gross spread on marine petroleum products(1)	$39,329	$42,855	$70,955	$78,409
Gross spread on lubricants(1)	244	816	437	1,315
Gross spread on marine fuel(1)	39,085	42,039	70,518	77,094
Gross spread per metric ton of marine fuel sold (U.S. dollars) (1)	31.7	28.0	30.8	27.4
Net cash provided by (used in) operating activities	(18,791)	(63,466)	21,489	(79,777)
Net cash used in investing activities	40,156	1,267	52,107	35,211
Net cash provided by financing activities	$64,369	$66,542	$44,707	$95,377

Sales Volume Data (Metric Tons): (2)
Total sales volumes	1,232,438	1,498,937	2,292,572	2,808,974

Other Operating Data:
Number of bunkering tankers, end of period(3)	22.0	34.0	22.0	34.0
Average number of bunkering tankers(3)(4)	21.2	32.0	20.3	31.4
Special Purpose Vessels, end of period number(5)	-	1.0	-	1.0
Number of owned storage facilities, end of period(6)	3.0	4.0	3.0	4.0

4

Summary Consolidated Financial and Other Data (Unaudited)

	As of December 31, 2008	As of June 30, 2009
	(in thousands of U.S. dollars, unless otherwise stated)
Balance Sheet Data:
Cash and cash equivalents	46,927	27,316
Gross trade receivables	132,589	232,584
Allowance for doubtful accounts	(1,323)	(1,282)
Inventories	55,330	103,828
Current assets	251,387	384,754
Total assets	641,907	814,847
Trade payables	90,279	140,450
Current liabilities (including current portion of long-term debt)	202,022	192,954
Total debt	253,621	350,871
Total liabilities	356,904	508,575
Total stockholder's equity	285,003	306,272

Working Capital Data:
Working capital(7)	49,365	191,800
Working capital excluding cash and debt(7)	100,158	203,960

1.
Gross spread on marine petroleum products represents the margin the Company generates on sales of marine fuel and lubricants.  Gross spread on marine fuel represents the margin that the Company generates on sales of various classifications of marine fuel oil  ("MFO") or marine gas oil ("MGO"). Gross spread on lubricants represents the margin that the Company generates on sales of lubricants. The Company calculates the above-mentioned gross spreads by subtracting from the sales of the respective marine petroleum product the cost of the respective marine petroleum product sold and cargo transportation costs. For arrangements in which the Company physically supplies the respective marine petroleum product using its bunkering tankers, costs of the respective marine petroleum products sold represents amounts paid by the Company for the respective marine petroleum product sold in the relevant reporting period. For arrangements in which the respective marine petroleum product is purchased from the Company's related company, Aegean Oil S.A., or Aegean Oil, cost of the respective marine petroleum products sold represents the total amount paid by the Company to the physical supplier for the respective marine petroleum product and its delivery to the customer. For arrangements in which the Company purchases cargos of marine fuel for its floating storage facilities, transportation costs may be included in the purchase price of marine fuels from the supplier or may be incurred separately from a transportation provider.

Gross spread per metric ton of marine fuel sold represents the margin the Company generates per metric ton of marine fuel sold. The Company calculates gross spread per metric ton of marine fuel sold by dividing the gross spread on marine fuel by the sales volume of marine fuel. Marine fuel sales do not include sales of lubricants. The following table reflects the calculation of gross spread per metric ton of marine fuel sold for the periods presented:

5

Summary Consolidated Financial and Other Data (Unaudited)

	For the Three Months Ended June 30,		For the Six Months Ended June 30,
	2008	2009	2008	2009
	(in thousands of U.S. dollars, unless otherwise stated)
Sales of marine petroleum products	738,629	538,208	1,269,001	899,166
Less: Cost of marine petroleum products sold	(696,152)	(494,334)	(1,192,281)	(818,714)
Less: Cargo transportation costs	(3,148)	(1,019)	(5,765)	(2,043)
Gross spread on marine petroleum products	39,329	42,855	70,955	78,409
Less: Gross spread on lubricants	(244)	(816)	(437)	(1,315)
Gross spread on marine fuel	39,085	42,039	70,518	77,094

Sales volume of marine fuel (metric tons)	1,232,438	1,498,937	2,292,572	2,808,974

Gross spread per metric ton of marine fuel sold (U.S. dollars)	31.7	28.0	30.8	27.4

The amount that the Company has to pay for marine petroleum products to fulfill a customer order has been the primary variable in determining the prices quoted to customers. Therefore, the Company evaluates gross spread per metric ton of marine fuel sold in pricing individual transactions and in long-term strategic pricing decisions. The Company actively monitors its pricing and sourcing strategies in order to optimize its gross spread on marine petroleum products. The Company believes that this measure is important to investors because it is an effective intermediate performance measure of the strength of the Company's operations.

Gross spread on marine petroleum products, including gross spread on marine fuel and gross spread on lubricants, and gross spread per metric ton of marine fuel sold should not be considered as alternatives to operating income, net income or other GAAP measures and may not be comparable to similarly titled measures of other companies. These measures do not reflect certain direct or indirect costs of delivering marine petroleum products to the Company's customers (such as crew salaries, vessel depreciation, storage costs, other vessel operating expenses or overhead costs) or other costs of doing business.

For all periods presented, the Company purchased marine petroleum products in Greece from its related company, Aegean Oil, which is a physical supplier in Greece. The cost of these marine petroleum products was contractually calculated based on Aegean Oil's actual cost of these products plus a margin.

2.
Sales volume of marine fuel is the volume of sales of various classifications of MFO and MGO for the relevant period and is denominated in metric tons. The Company does not use the sales volume of lubricants as an indicator.

The Company's markets include its physical supply operations in the United Arab Emirates, Gibraltar, Jamaica, Singapore, Northern Europe, Ghana, Vancouver, Portland (U.K.), Trinidad and Tobago (Southern Caribbean), and Greece, where the Company conducts operations through its related company, Aegean Oil.  Aegean also expects to commence operations in Tangiers (Morocco) in the second-half of 2009.

3.	Bunkering fleet comprises both bunkering vessels and barges.

4.
Figure represents average bunkering fleet number for the relevant period, as measured by the sum of the number of days each bunkering tanker or barge was used as part of the fleet during the period divided by the cumulative number of calendar days in the period multiplied by the number of bunkering tankers at the end of the period.   This figure does not take into account non-operating days due to either scheduled or unscheduled maintenance.

5.	Special Purpose Vessels consists of the Orion, a 550 dwt tanker which is based in our U.K. market.

6.
The Company operates two Panamax tankers, the Ouranos and the Fos, one Aframax tanker , the Leader, and one general purpose tanker, the Aegean IX, as floating storage facilities in the United Arab Emirates, Ghana, Gibraltar, and Jamaica, respectively.

6

The ownership of floating storage facilities allows the Company to mitigate its risk of supply shortages. Generally, storage costs are included in the price of refined marine fuel quoted by local suppliers. The Company expects that the ownership of floating storage facilities will allow it to convert the variable costs of this storage fee mark-up per metric ton quoted by suppliers into fixed costs of operating its owned storage facilities, thus enabling the Company to spread larger sales volumes over a fixed cost base and to decrease its refined fuel costs.

7.
Working capital is defined as current assets minus current liabilities. Working capital excluding cash and debt is defined as current assets minus cash and cash equivalents minus restricted cash minus current liabilities plus short-term borrowings plus current portion of long-term debt.

Second Quarter 2009 Dividend Announcement
On August 12, 2009, the Company's Board of Directors declared a second quarter 2009 dividend of $0.01 per share payable on September 3, 2009, to shareholders of record as of August 20, 2009. The dividend amount was determined in accordance with the Company's dividend policy of paying cash dividends on a quarterly basis subject to factors including the requirements of Marshall Islands law, future earnings, capital requirements, financial condition, future prospects and such other factors as are determined by the Company's Board of Directors. The Company anticipates retaining most of its future earnings, if any, for use in operations and business expansion.

Conference Call and Webcast Information
Aegean Marine Petroleum Network Inc. will conduct a conference call and simultaneous Internet webcast at 8:30 a.m. ET on Thursday, August 13, 2009, to discuss its second quarter results.  Investors may access the webcast and related slide presentation, by visiting the Company's website at www.ampni.com, and clicking on the webcast link.  The conference call also may be accessed via telephone by dialing (877) 440-5791 (for U.S.-based callers) or (719) 325-4902 (for international callers) and enter the passcode: 2117454.

A replay of the webcast will be available soon after the completion of the call and will be accessible on www.ampni.com.  A telephone replay will be available through Thursday, August 27, 2009, by dialing 888-203-1112 (for U.S.-based callers) or 719-457-0820 (for international callers) and enter the passcode: 2117454.

About Aegean Marine Petroleum Network Inc.
Aegean Marine Petroleum Network Inc. is an international marine fuel logistics company that markets and physically supplies refined marine fuel and lubricants to ships in port and at sea. The Company procures product from various sources (such as refineries, oil producers, and traders) and resells it to a diverse group of customers across all major commercial shipping sectors and leading cruise lines. Currently, Aegean has a global presence in 14 markets, including Vancouver, Montreal, Mexico, Jamaica, Trinidad and Tobago, West Africa, Gibraltar, U.K., Northern Europe, Piraeus, Patras, the United Arab Emirates as well as Singapore, and plans to commence operations in Tangiers, Morocco.

Cautionary Statement Regarding Forward-Looking Statements
Matters discussed in this press release may constitute forward-looking statements.  The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business.  Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words "believe," "intend," "anticipate," "estimate," "project," "forecast," "plan," "potential," "may," "should," "expect" and similar expressions identify forward-looking

7

statements. The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management's examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.

In addition to these important factors, other important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include our ability to manage growth, our ability to maintain our business in light of our proposed business and location expansion, our ability to obtain double hull secondhand bunkering tankers, the outcome of legal, tax or regulatory proceedings to which we may become a party, adverse conditions in the shipping or the marine fuel supply industries, our ability to retain our key suppliers and key customers, material disruptions in the availability or supply of crude oil or refined petroleum products, changes in the market price of petroleum, including the volatility of spot pricing, increased levels of competition, compliance or lack of compliance with various environmental and other applicable laws and regulations, our ability to collect accounts receivable, changes in the political, economic or regulatory conditions in the markets in which we operate, and the world in general, our failure to hedge certain financial risks associated with our business, our ability to maintain our current tax treatments and our failure to comply with restrictions in our credit agreements and other factors.  Please see our filings with the Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties.

A copy of the Company's interim unaudited consolidated financial statements along with this press release have been filed today with the U.S. Securities and Exchange Commission on Form 6-K and are available on the SEC's website, www.sec.gov.

8

EXHIBIT 2

AEGEAN MARINE PETROLEUM NETWORK INC.
CONDENSED CONSOLIDATED BALANCE SHEETS
AS OF DECEMBER 31, 2008 AND JUNE 30, 2009
(UNAUDITED)

(Expressed in thousands of U.S. dollars – except for share and per share data)

	December 31, 2008	June 30, 2009

ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$46,927	$27,316
Trade receivables, net of allowance for doubtful accounts of $1,323 and $1,282, as of December 31, 2008 and June 30, 2009, respectively	131,266	231,302
Due from related companies	2,501	5,949
Inventories	55,330	103,828
Prepayments and other current assets	13,731	16,359
Restricted cash	1,632	-
Total current assets	251,387	384,754

FIXED ASSETS:
Advances for vessels under construction and acquisitions	113,564	139,032
Vessels, cost	260,741	284,910
Vessels, accumulated depreciation	(26,606)	(33,824)
Vessels' net book value	234,135	251,086
Other fixed assets, net	1,681	1,770
Total fixed assets	349,380	391,888

OTHER NON-CURRENT ASSETS:
Restricted cash	3,838	-
Deferred charges, net	12,440	13,188
Concession Agreement	7,407	7,253
Goodwill	17,431	17,431
Other non-current assets	24	333
Total assets	$641,907	$814,847

LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES:
Short-term borrowings	$90,000	$29,234
Current portion of long-term debt	9,352	10,242
Trade payables to third parties	67,817	111,198
Trade payables to related companies	22,462	29,252
Other payables to related companies	187	831
Accrued and other current liabilities	12,204	12,197
Total current liabilities	202,022	192,954

LONG-TERM DEBT, net of current portion	154,269	311,395

OTHER NON-CURRENT LIABILITIES	613	4,226

COMMITMENTS AND CONTINGENCIES

STOCKHOLDERS' EQUITY:
Preferred stock, $0.01 par value; 25,000,000 shares authorized, none issued	-	-
Common stock, $0.01 par value; 100,000,000 shares authorized; 42,543,608 and 42,586,505 shares, issued and outstanding at December 31, 2008 and June 30, 2009, respectively	425	426
Additional paid-in capital	190,658	192,276
Accumulated other comprehensive income	211	-
Retained earnings	93,709	113,570
Total stockholders' equity	285,003	306,272

Total liabilities and stockholders' equity	$641,907	$814,847

The accompanying condensed notes are an integral part of these consolidated financial statements

AEGEAN MARINE PETROLEUM NETWORK INC.
CONDENSED CONSOLIDATED STATEMENTS OF INCOME
FOR THE SIX MONTHS ENDED JUNE 30, 2008 AND 2009
(UNAUDITED)

(Expressed in thousands of U.S. dollars – except for share and per share data)

	Six Months Ended June 30,
	2008	2009

REVENUES:
Sales of marine petroleum products – third parties	$1,261,679	$896,349
Sales of marine petroleum products – related companies	7,322	2,817
Voyage revenues	-	5,540
Other revenues	4,047	3,279

Total revenues	1,273,048	907,985

OPERATING EXPENSES:
Cost of marine petroleum products sold – third parties	1,043,261	709,884
Cost of marine petroleum products sold – related companies	149,020	108,830
Salaries, wages and related costs	18,790	22,493
Depreciation	5,681	7,807
Amortization of drydocking costs	1,656	2,115
Amortization of concession agreement	155	155
Gain on sale of vessels	-	(4,185)
Other operating expenses	33,565	34,970

Total operating expenses	1,252,128	882,069

Operating income	20,920	25,916

OTHER INCOME/(EXPENSE):
Interest and finance costs	(5,053)	(4,482)
Interest income	224	24
Foreign exchange gains(losses), net	1,304	(216)
	(3,525)	(4,674)

Income before income taxes	17,395	21,242

Income taxes	(7)	(523)

Net income	$17,388	$20,719

Basic earnings per common share	$0.41	$0.49
Diluted earnings per common share	$0.41	$0.49

Weighted average number of shares, basic	42,483,292	42,565,254
Weighted average number of shares, diluted	42,629,293	42,565,254

The accompanying condensed notes are an integral part of these consolidated financial statements

 AEGEAN MARINE PETROLEUM NETWORK INC.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE SIX MONTHS ENDED JUNE 30, 2008 AND 2009
(UNAUDITED)

(Expressed in thousands of U.S. dollars)

	Six Months Ended June 30,
	2008	2009
Cash flows from operating activities:
Net income	$17,388	$20,719
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Depreciation	5,681	7,807
Provision for (release of) doubtful accounts	45	(41)
Share-based compensation	897	1,618
Amortization	2,264	2,626
Provision for income taxes	-	523
Gain on sale of vessels	-	(4,185)
(Increase) Decrease in:
Trade receivables	(101,717)	(99,995)
Due from related companies	(1,805	(3,448)
Inventories	(18,835)	(48,498)
Prepayments and other current assets	(8,680)	(2,628)
Increase (Decrease) in:
Trade payables	129,612	49,129
Other payables to related companies	(144)	644
Accrued and other current liabilities	510	(1,899)
Decrease (Increase) in other non-current assets	(1)	(309)
Increase in other non-current liabilities	44	17
Payments for dry-docking	(3,770)	(1,857)
Net cash provided by (used in) operating activities	21,489	(79,777)

Cash flows from investing activities:
Advances for vessels under construction	(64,573)	(52,406)
Advances for vessels acquisitions	(959)	(22,160)
Net proceeds from sales of vessels	-	34,149
Purchase of other fixed assets	(372)	(264)
Decrease in restricted cash	13,797	5,470
Net cash used in investing activities	(52,107)	(35,211)

Cash flows from financing activities:
Proceeds from long-term debt	43,439	181,858
Repayment of long-term debt	(1,180)	(23,842)
Net change in short-term borrowings	3,993	(60,766)
Financing costs paid	(691)	(1,015)
Dividends paid	(854)	(858)
Net cash provided by financing activities	44,707	95,377

Net increase (decrease) in cash and cash equivalents	14,089	(19,611)
Cash and cash equivalents at beginning of period	1,967	46,927
Cash and cash equivalents at end of period	$16,056	$27,316

The accompanying condensed notes are an integral part of these consolidated financial statements

AEGEAN MARINE PETROLEUM NETWORK INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED)

 (Expressed in thousands of U.S. dollars –
except share and per share data, unless otherwise stated)

1.      Basis of Presentation and General Information:

The accompanying unaudited condensed consolidated financial statements include the accounts of Aegean Marine Petroleum Network Inc. ("Aegean") and its subsidiaries (Aegean and its subsidiaries are hereinafter collectively referred to as the "Company") and have been prepared in accordance with U.S. generally accepted accounting principles for interim financial information. Accordingly, they do not include all the information and notes required by U.S. generally accepted accounting principles for complete financial statements.

These unaudited condensed consolidated financial statements have been prepared on the same basis as the annual financial statements and, in the opinion of management, reflect all adjustments, which include only normal recurring adjustments, considered necessary for a fair presentation of the Company's financial position, results of operations and cash flows for the periods presented. Operating results for the six months ended June 30, 2009 are not necessarily indicative of the results that might be expected for the fiscal year ending December 31, 2009.

These unaudited condensed consolidated financial statements presented in this report should be read in conjunction with the audited consolidated financial statements included in the Company's Annual Report on form 20-F for the year ended December 31, 2008. In addition to the accounting policies disclosed therein, the following policy was adopted in the six months ended June 30, 2009:

Leases: The Company records vessels under capital leases as fixed assets at the lower of the present value of the minimum lease payments at inception of the lease or the fair value of the vessel. Vessels under capital leases are amortized over the estimated remaining useful life of the vessel for capital leases which provide for transfer of title of the vessel, similar to that used for other vessels of the Company.  Assets held under capital leases are presented as "Advances for vessels under construction and acquisitions" in the balance sheet until the vessel is deemed ready for its intend use and the balance is reclassified to "Vessels, cost".  The current portion of capitalized lease obligations are reflected in the balance sheet are presented in "Accrued and other current liabilities" and remaining long-term capitalized lease obligations are presented as "Other non-current liabilities".

2.      Adoption of New Accounting Standards:

The Company adopted Financial Accounting Standards Board (FASB) Staff Position No. 157-2, "Effective Date of FASB Statement No. 157" (FSP 157-2) on January 1, 2009, which delayed the effective date of Statement of Financial Accounting Standards No. 157 "Fair Value Measurements" (SFAS 157) for all non-financial assets and non-financial liabilities, except for items that are recognized or disclosed at fair value on a recurring basis (at least annually). This standard did not have a material impact on the Company's financial condition and results of operations.

The Company adopted FASB Staff Position 142-3, "Determination of the Useful Life of Intangible Assets", (FSP 142-3). FSP 142-3 amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under FASB Statement No. 142, "Goodwill and Other Intangible Assets".
This standard did not have a material impact on the Company's financial condition and results of operations.

AEGEAN MARINE PETROLEUM NETWORK INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED)

 (Expressed in thousands of U.S. dollars –
except share and per share data, unless otherwise stated)

2.           Adoption of New Accounting Standards: (Continued)

The Company adopted FASB No. 161, "Disclosures about Derivative Instruments and Hedging Activities, an amendment of FASB Statement No. 133" (SFAS 161). SFAS 161 requires entities to provide greater transparency through additional disclosures about (a) how and why an entity uses derivative instruments, (b) how derivative instruments and related hedged items are accounted for under SFAS No. 133 "Accounting for Derivative Instruments and Hedging Activities" (SFAS 133) and its related interpretations, and (c) how derivative instruments and related hedged items affect an entity's financial position, results of operations and cash flows. This standard did not have a material impact on the Company's disclosure.

     The Company adopted FASB Staff Position No. EITF 03-6-1, "Determining Whether Instruments Granted in Share-Based Payment Transactions Are Participating Securities" (FSP 03-6-1). In FSP 03-6-1, unvested share-based payment awards that contain rights to receive nonforfeitable dividends or dividend equivalents (whether paid or unpaid) are participating securities, and thus, should be included in the two-class method of computing earnings per share (EPS). This standard did not have a material impact on the Company's disclosure of EPS.

     The Company adopted FASB No. 160, "Accounting and Reporting of Noncontrolling Interests in consolidated financial statements, an amendment of ARB No. 51" (SFAS 160).
This standard did not have any impact on the Company's disclosure as there are no Noncontrolling Interests.

     The Company adopted FASB No. 141(R), "Business Combinations" (SFAS 141(R)) which significantly changed the accounting for and reporting of business combination transactions. This standard was effective for the Company for business combination transactions for which the acquisition date was on or after January 1, 2009. No business combination transactions occurred during the six months ended June 30, 2009.

The Company adopted SFAS No. 165 "Subsequent Events"("SFAS No. 165"), which provides guidance on management's assessment of subsequent events. SFAS 165 clarifies that management must evaluate, as of each reporting period (i.e. interim and annual), events or transactions that occur after the balance sheet date "through the date that the financial statements are issued or are available to be issued." Does not change the recognition and disclosure requirements in AICPA Professional Standards, AU Section 560, "Subsequent Events" ("AU Section 560") for Type I and Type II subsequent events; however, Statement 165 refers to them as recognized (Type I) and nonrecognized subsequent events (Type II). Requires management to disclose, in addition to the disclosures in AU Section 560, the date through which subsequent events have been evaluated and whether that is the date on which the financial statements were issued or were available to be issued. SFAS 165 also indicates that management should consider supplementing historical financial statements with the pro forma impact of nonrecognized subsequent events if the event is so significant that disclosure of the event could be best made through the use of pro forma financial data. SFAS 165 is effective prospectively for interim or annual financial periods ending after June 15, 2009. The Company adopted SFAS No. 165 in the second quarter of 2009 and the adoption did not have significant impact on the Company's financial statements.

AEGEAN MARINE PETROLEUM NETWORK INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED)

 (Expressed in thousands of U.S. dollars –
except share and per share data, unless otherwise stated)

2.           Adoption of New Accounting Standards: (Continued)

On June 29, 2009 the FASB issued statement No. 168, FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles — a replacement of FASB Statement No. 162 (SFAS No. 168), which became the single source of authoritative U.S. GAAP recognized by the FASB to be applied by nongovernmental entities. Once effective, the Codification's content will carry the same level of authority, effectively superseding Statement 162. In other words, the GAAP hierarchy will be modified to include only two levels of GAAP: authoritative and nonauthoritative." Statement 168 is effective for financial statements issued for interim and annual periods ending after September 15, 2009. The Company will adopt SFAS No. 168 in the third quarter of 2009 and does not expect this standard will have an impact on the Company's financial statements.

AEGEAN MARINE PETROLEUM NETWORK INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED) (Continued)

 (Expressed in thousands of U.S. dollars –
except share and per share data, unless otherwise stated)

3.      Inventories:

The amounts shown in the accompanying condensed consolidated balance sheets are analyzed as follows:

	December 31, 2008	June 30, 2009
Held for sale:
Marine Fuel Oil	44,564	90,933
Marine Gas Oil	9,151	11,597
	53,715	102,530
Held for consumption:
Marine fuel	517	238
Lubricants	920	927
Stores	33	26
Victuals	145	107
	1,615	1,298

Total	55,330	103,828

4.      Advances for Vessels under Construction and Acquisitions:

During the six months ended June 30, 2009, the movement of the account, advances for vessels under construction and acquisitions, was as follows:

Balance, January 1, 2009	113,564
Advances for vessels under construction and related costs	53,470
Payments for secondhand vessel acquisitions	26,527
Vessels delivered	(54,529)
Balance June 30, 2009	139,032

On February 9, 2009, and in connection with the call option agreement with the Fujian Southeast Shipyard ("Fujian"), which was signed on May 25, 2007, as amended, the Company signed five separate contracts with an engineering firm for the design, building supervision, representation, procurement of machineries and supplies, and turn-key delivery of the five 4,600 dwt product oil tankers (hull numbers DN-3800-11 to 15). The price of each such contract is $1,150, of which 15% is payable upon keel-laying, 40% is payable upon launching and 45% is payable upon delivery and acceptance.

On February 9, 2009, and in connection with the call option agreement with the Qingdao Hyundai Shipbuilding Co. Ltd. ("Qingdao Hyundai"), which had signed on February 28, 2008, the Company signed four separate contracts with an engineering firm for the design, building supervision, representation, procurement of machineries and supplies, and turn-key delivery of the four 5,500 dwt, product oil tankers (hull numbers QHS-225 to 228). The price of each such contract is $1,600, of which 15% is payable upon keel-laying, 40% is payable upon launching and 45% is payable upon delivery and acceptance.

AEGEAN MARINE PETROLEUM NETWORK INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED) (Continued)

 (Expressed in thousands of U.S. dollars –
except share and per share data, unless otherwise stated)

4.  Advances for Vessels under Construction and Acquisitions: (Continued)

       On March 19, 2009, the Company signed a Memorandum of Agreement with a third-party seller for the purchase of a Norwegian-flagged 11,520 dwt (built in 1980) double hull bunkering tanker, M/T Linnea (renamed "Aegean Star"). The purchase price of the vessel was $4,200, which was fully paid on the delivery of the vessel on April 8, 2009.

 On March 27, 2009, the Company signed a Memorandum of Agreement with a third-party seller for the purchase of a Marshall Islands-flagged 23,400 dwt (built in 1991) double hull bunkering tanker, M/T Sichem Arctic (renamed "Aegean Champion"). The purchase price of the vessel was $12,300, which was fully paid on the delivery of the vessel on April 30, 2009.

On April 30, 2009, the Company signed a Bareboat Charter Agreement with a third-party owner for the charter of a Canadian – flagged 2,315dwt (built in 2001) double hull Oil Tank Barge, ITB Provider (renamed "PT 22"). The charter period is sixty months. At expiration of the charter and upon the fulfillment of the Company's obligations, which are separately described in Note 10 ("Capital Leases"), the title of PT 22 will transfer to the Company.

The amounts shown in the accompanying condensed consolidated balance sheets include advance and milestone payments relating to the shipbuilding contracts with shipyards, advance and milestone payments relating to the contracts with the engineering firm, advance payments for the acquisition of assets, and any material related expenses incurred during the construction periods which were capitalized.

AEGEAN MARINE PETROLEUM NETWORK INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED) (Continued)

 (Expressed in thousands of U.S. dollars –
except share and per share data, unless otherwise stated)

4.  Advances for Vessels under Construction and Acquisitions: (Continued)

As of June 30, 2009 advances for vessels under construction and acquisitions, is analyzed as follows:

			June 30, 2009
Vessel Name	Year of Expected Delivery	Contract Amount	Contract Payments	Capitalized Costs	Total

Fujian Shipyard
DN-3800-11	2009	10,740	4,893	177	5,070
DN-3800-12	2009	10,740	4,893	95	4,988
DN-3800-13	2009	10,740	4,893	79	4,972
DN-3800-14	2009	10,740	2,888	75	2,963
DN-3800-15	2009	10,740	2,888	69	2,957
Qingdao Hyundai Shipyard
QHS-207	2009	11,600	8,880	326	9,206
QHS-208	2009	11,600	8,880	297	9,177
QHS-209	2009	11,600	8,880	281	9,161
QHS-210	2009	11,600	8,880	277	9,157
QHS-215	2009	11,600	8,880	259	9,139
QHS-216	2009	11,600	8,880	245	9,125
QHS-217	2009	11,600	6,240	241	6,481
QHS-222	2009	11,000	4,940	165	5,105
QHS-223	2009	11,000	4,940	158	5,098
QHS-224	2009	11,000	4,940	199	5,139
QHS-225	2009	12,200	7,660	165	7,825
QHS-226	2010	12,200	7,660	157	7,817
QHS-227	2010	12,200	7,660	146	7,806
QHS-228	2010	12,200	7,660	125	7,785
Acquired Assets
Aegean Star*	2009	4,274	4,2742	922	5,196
Launch*	2009	375	3752,5	-	375
PT22*	2009	4,490	4,490	-	4,490

	Total	225,839	134,574	4,458	139,032

* Vessels delivered but as of June 30, 2009, were not positioned and operational.

As of June 30, 2009 the remaining obligations under these contracts are payable as follows:

Amount
July 1 to December 31, 2009	55,060
2010	36,205
91,265

AEGEAN MARINE PETROLEUM NETWORK INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED) (Continued)

 (Expressed in thousands of U.S. dollars –
except share and per share data, unless otherwise stated)

5.      Vessels:

During the six months ended June 30, 2009, the movement of the account, vessels, was as follows:

	Cost	Accumulated Depreciation	Net Book Value
Balance, January 1, 2009	260,741	(26,606)	234,135
- Vessels additions	54,529	-	54,529
- Disposals	(30,360)	396	(29,964)
- Depreciation	-	(7,614)	(7,614)
Balance, June 30, 2009	284,910	33,824	251,086

On June 10, 2009, the Company sold the vessels, Maistros and Ostria to an unaffiliated third-party purchaser for an aggregate price of $34,149. The resulting gain on sale of $4,185 is separately reflected in the consolidated statement of income for the six months ended June 30, 2009.

6.      Deferred Charges:

During the six months ended June 30, 2009, the movement of the account, deferred charges was as follows:

	Drydocking	Financing Costs	Total
Balance, January 1, 2009	11,485	955	12,440
- Additions	2,204	1,015	3,219
- Amortization	(2,115)	(356)	(2,471)
Balance, June 30, 2009	11,574	1,614	13,188

The amortization for drydocking costs is separately reflected in the accompanying condensed consolidated statements of income. The amortization of financing costs is included in interest and finance costs in the accompanying condensed consolidated statements of income.

AEGEAN MARINE PETROLEUM NETWORK INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED) (Continued)

 (Expressed in thousands of U.S. dollars –
except share and per share data, unless otherwise stated)

7.      Total Debt:

The amounts comprising total debt are presented in the accompanying condensed consolidated balance sheet as follows:

Loan Facility	December 31, 2008	June 30, 2009
Short-term borrowings:
Overdraft facility under senior secured credit facility dated 09/30/2008 (1)	90,000	-
Revolving overdraft facility dated 03/11/2008	-	19,232
Revolving overdraft facility dated 06/24/2009 (2)		10,002
Total short-term borrowings	90,000	29,234
Long-term debt:
Secured syndicated term loan dated 10/26/2005	15,971	-
Secured syndicated term loan dated 8/30/2005	30,312	33,340
Secured term loan facility under senior secured credit facility dated 12/19/2006	31,020	29,620
Secured term loan dated 10/25/2006	14,172	13,928
Secured term loan dated 10/27/2006	7,896	12,239
Secured syndicated term loan dated 10/30/2006	28,000	40,000
Secured term loan dated 7/5/2007 as amended on 09/12/2008	6,650	16,410
Secured syndicated term loan dated 04/24/2008	15,100	23,600
Secured syndicated term loan dated 07/08/2008	14,500	13,500
Overdraft facility under senior secured credit facility dated 03/16/2009 (1)	-	139,000
Total	163,621	321,637
Less: Current portion of long-term debt	(9,352)	(10,242)
Long-term debt, net of current portion	154,269	311,395

(1)    On March 16, 2009, the Company renewed retroactively from February 1, 2009, for a        period of two years, until January 30, 2011, the senior secured syndicated revolver, guarantee and letter of credit facility that was signed on September 30, 2008. The participant banks are the same group of international commercial lenders. The amount of the facility is up to $1,000,000, for working capital and general corporate purposes. The renewed facility had a committed amount of up to $250,000 consisting of a guarantee and/or letter of credit line in an amount of up to $147,500 and a cash advance limit in an amount of up to $208,000 on March 31, 2009. The facility bears interest at LIBOR plus 2.50%, while documentary and standby letters of credit are subject to commissions of 0.75% and 1.50%, respectively. As of June 30, 2009, the outstanding balance under this facility was $139,000.

(2)   On June 24, 2009, the Company entered into a three month revolving overdraft facility with a Greek bank for an amount of $20,000. The facility is secured with the guarantee of the ship owning companies of the vessels, Aegean Ace, Aegean Champion and Aegean Star and bears interest at LIBOR plus 3.50%. As of June 30, 2009, the outstanding balance under this facility was $10,002.

As of June 30, 2009, the Company had an available unutilized overdraft line of $17,510 under its senior secured credit facility, and had an available unutilized aggregate amount of $83,599 under its secured term loan facilities.

AEGEAN MARINE PETROLEUM NETWORK INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED) (Continued)

 (Expressed in thousands of U.S. dollars –
except share and per share data, unless otherwise stated)

7.      Total Debt: (Continued)

As of June 30, 2009, the Company was in compliance with the financial covenants under its facility agreements.

The annual principal payments of long-term debt required to be made after June 30, 2009, are as follows:

Amount
July 1 to December 31, 2009	4,389
2010	12,768
2011	152,995
2012	13,995
2013	18,494
2014 and thereafter	118,996
321,637

8.      Other Operating Expenses:

The amounts in the accompanying condensed consolidated statements of income are analyzed as follows:

	Six Months Ended June 30,
	2008	2009
Bunkering tanker voyage expenses	427	1,229
Bunkering tanker insurance	859	1,178
Bunkering tanker repairs and maintenance	1,992	1,764
Bunkering tanker spares and consumable stores	1,342	1,939
Bunkering tanker consumption of marine petroleum products	8,594	5,600
Bunkering tanker other operating expenses	666	8,118
Cargo transportation	5,765	2,043
Provision for doubtful accounts	45	(41)
Operating costs of storage facilities	2,063	1,436
Port and related expenses	2,135	2,043
General and administrative	6,927	7,788
Broker commissions	974	1,149
Other	1,776	724
Total	33,565	34,970

AEGEAN MARINE PETROLEUM NETWORK INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED) (Continued)

 (Expressed in thousands of U.S. dollars –
except share and per share data, unless otherwise stated)

9.	Contingencies:

      On November 30, 2005, an unrelated third party filed a declaratory action against the Company before the First Instance Court of Piraeus. The plaintiff asserts that he was instrumental in the negotiation of the Company's Fuel Purchase Agreement with a government refinery in Jamaica, and seeks a judicial affirmation of his alleged contractual right to receive a commission of $1 per metric ton sold over the life of that contract, which as per the plaintiff's calculation, amounts to $10,080 over a period of 12 years. In 2007, the Court of First Instance ruled that the claim is maritime-related and not within its jurisdiction. Accordingly, the claim was referred to the Maritime Disputes Division of the Court of First Instance in Piraeus. The case was re-scheduled to be heard on May 13, 2008. The case was duly heard on May 13, 2008, before the Maritime Division of the Multi-Member First Instance Court of Piraeus. Judgment No.5493 was rendered by the Court on December 3, 2008, dismissing plaintiff's lawsuit having found same to be vague and therefore inadmissible for further examination on the merits. Also the Court has condemned the plaintiff to pay Euro 10,000 to AMP in reimbursement of its legal costs. The Judgment is open to appeal by the claimant. On February 26, 2009, the claimant who was seeking a commission under the Company's eight-year Fuel Purchase Agreement with a government refinery in Jamaica commenced a new civil law suit against AMP and Mr. Melisanidis in the Commercial Court of Paris, France, seeking a payment of approximately $180 of alleged commissions and $400 of compensatory damages.  After an initial hearing that was held on March 31, 2009, the court had a hearing in the case on May 5, 2009 and a Decision in the Company's favour was issued by the Paris Court of First Instance on June 9, 2009 dismissing the plaintiff's case. Following the issuance of the latter Decision, the plaintiff commenced summary (emergency) proceedings seeking to receive a provisional payment of Euro 600 the initial hearing of which was scheduled for July 29, 2009 and then adjourned for October 2, 2009. Additionally the plaintiff filed an appeal against the Decision issued by the Paris Court of First Instance the hearing of which will be fixed by the Appeal Court in the future. The Company believes that this claim is unwarranted and lacking in merit and management believes that the Company will not incur a material loss in connection with this lawsuit.

Various claims, suits, and complaints, including those involving government regulations and product liability, arise in the ordinary course of business. In addition, losses may arise from disputes with charterers and agents and insurance and other claims with suppliers relating to the operations of the Company's vessels.  Currently, management is not aware of any such claims or contingent liabilities for which a provision should be established in these condensed consolidated financial statements.

The Company accrues for the cost of environmental liabilities when management becomes aware that a liability is probable and is able to reasonably estimate the Company's exposure. Currently, management is not aware of any such claims or contingent liabilities for which a provision should be established in these condensed consolidated financial statements. The Company's Protection and Indemnity ("P&I") insurance policies cover third-party liability and other expenses related to injury or death of crew, passengers and other third parties, loss or damage of cargo, claims arising from collisions with other vessels, damage to other third-party property, and pollution arising from oil or other substances.  The Company's coverage under the P&I insurance policies, except for pollution, are unlimited. Coverage for pollution is $1 billion per vessel per incident.

AEGEAN MARINE PETROLEUM NETWORK INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED) (Continued)

 (Expressed in thousands of U.S. dollars –
except share and per share data, unless otherwise stated)

10.       Capital Leases:

As discussed in Note 4, the Company leases Barge PT 22 under a capital lease.  The annual future minimum lease payments under the capital lease, of Barge PT 22, together with the present value of the net minimum lease payments required to be made after June 30, 2009, are as follows:

Amount
July 1 to December 31, 2009	$546
2010	1,092
2011	1,092
2012	1,092
2013	1,092
Thereafter	365
Total minimum lease payments	5,279
Less: imputed interest	(912)
Present value of minimum lease payments	4,367
Current portion of capitalized lease obligations	771
Long-term capitalized lease obligations	$3,596

11.       Equity Incentive Plan:

On March 17, 2009, the Company made grants of restricted common stock aggregating 160,500 shares to certain officers and directors of the Company. With respect to 30,000 shares, the restrictions lapse in 20% lots over five years from the grant date. With respect to 75,000 shares, the restrictions lapse in five years from the grant date. With respect to 55,500 shares, the restrictions lapse in 25% lots over four years from the grant date.

On June 16, 2009, the Company granted 12,000 shares of restricted common stock to four non-executive members of the Board of Directors. The restricted shares vest and the restrictions lapse on the date of the 2010 Annual Meeting of Shareholders.

The following table summarizes the status of the Company's unvested restricted stock outstanding for the six months ended June 30, 2009:

	Unvested Restricted Stock	Weighted Average Grant Date Fair Value
January 1, 2009	297,695	27.12
Granted	172,500	17.82
Vested	(42,897)	20.11
June 30, 2009	427,298	24.07

The grant-date fair values of the restricted stock are determined by the closing price of the Company's common stock traded on the NYSE on the grant date. Total compensation cost of $1,618 was recognized and included under salaries, wages and related costs in the accompanying condensed consolidated statement of income for the six months ended June 30, 2009.

AEGEAN MARINE PETROLEUM NETWORK INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED) (Continued)

 (Expressed in thousands of U.S. dollars –
except share and per share data, unless otherwise stated)

11.       Equity Incentive Plan: (Continued)

As of June 30, 2009, there was $6,971 of total unrecognized compensation cost related to non-vested restricted stock awards, which is expected to be recognized as compensation expense over a weighted average period of 3.0 years as follows:

Amount
July 1 to December 31, 2009	1,681
2010	2,274
2011	1,548
2012	1,140
2013	306
2014	22
6,971

12.	Common Stock and Additional Paid-In Capital:

Aegean was formed on June 6, 2005, under the laws of Marshall Islands. The Company's authorized common and preferred stock since inception consisted of 100,000,000 common shares (all in registered form), par value $0.01 per share and 25,000,000 preferred shares (all in registered form), par value $0.01 per share.

As of June 30, 2009, the Company had no shares of preferred stock issued and outstanding and had 42,586,505 shares of common stock, with a par value of $0.01, issued and outstanding.

During the six months ended June 30, 2009, the Company declared and paid dividends of  $0.01 per share totaling to $858.

13.	Business Segments and Geographical Information:

The Company is primarily a physical supplier in the downstream marine petroleum products industry. Marine petroleum products mainly consist of different classifications of marine fuel oil, marine gas oil and lubricants.

      The Company cannot and does not identify expenses, profitability or other financial performance measures by type of marine petroleum product supplied, geographical area served, nature of services performed or on anything other than on a consolidated basis (although the Company is able to segregate revenues on these various bases). As a result, management, including the chief operating decision maker, reviews operating results on a consolidated basis only. Therefore, the Company has determined that it has only one operating segment.

AEGEAN MARINE PETROLEUM NETWORK INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED) (Continued)

 (Expressed in thousands of U.S. dollars –
except share and per share data, unless otherwise stated)

13.	Business Segments and Geographical Information: (Continued)

Information concerning the Company's total sales of marine petroleum products is presented as follows, attributed based on the point-of-delivery geographical locations of customer vessels:

	Six Months Ended June 30,
	2008	2009
Europe	526,235	336,623
America	157,522	142,811
Africa	48,087	29,052
Asia	537,157	390,680
Total	1,269,001	899,166

The Company's long-lived assets mainly consist of bunkering tankers which are positioned across the Company's existing territories and which management, including the chief operating decision maker, review on a periodic basis and reposition among the Company's existing or new territories to optimize the vessel per geographical territory ratio.

The Company's vessels operate within or outside the territorial waters of each geographical location and, under international law; shipping vessels usually fall under the jurisdiction of the country of the flag they sail. The Company's vessels are not permanently located within particular territorial waters and the Company is free to mobilize all its vessels worldwide at its own discretion.

The following disclosure of the locations of long-lived assets is based on the physical locations of the assets, which are not necessarily indicative of the territories that have jurisdiction over such assets:

	December 31, 2008	June 30, 2009
Europe	127,827	114,594
America	10,470	20,619
Africa	12,663	12,379
Asia	84,856	105,264
Total	235,816	252,856

14.    Subsequent Events:

The Company has evaluated subsequent events through August 13, 2009, and no significant subsequent events have occurred.